Exhibit 99.1

Agria Reports Financial Results for the Fiscal Year Ended June 30, 2014

Beijing, China – September 11, 2014 – Agria Corporation (NYSE: GRO) (the “Company” or “Agria”), a global agricultural company, today announced its financial results for the fiscal year ended June 30, 2014.

Financial Highlights for the fiscal year ended June 30, 2014:

w	Consolidated revenue was $1.0 billion for the fiscal year ended June 30, 2014, a 9% increase from $940.2 million for the fiscal year ended June 30, 2013. All business segments contributed to revenue growth, with strong performance in the Crop Protection, Nutrients and Merchandise segment and the Rural Services segment.

w	Operating profit was $34.7 million, representing an increase of 62% from $21.4 million in fiscal 2013. Operating profit growth was mainly driven by increased gross profit.

w	Net profit was $26.1 million, compared to net loss of $199.4 million in fiscal 2013. The turnaround was primarily due to the absence of material impairment charges in 2014, as compared to the one-time goodwill impairment charge of $140.8 million and the provision for impairment of land use rights and non-current prepayments of $57.0 million made in 2013.

w	Net profit attributable to shareholders was $5.9 million, compared to net loss attributable to shareholders of $137.2 million in fiscal 2013.

w	As of June 30, 2014, cash and cash equivalents were $14.0 million. Total debt was $118.0 million, representing a decrease of 30% since June 30, 2013.

Mr. Alan Lai, Agria’s Executive Chairman, commented, “We continue to pursue our vision of establishing Agria as a major global agricultural leader. Our leadership positions in key product categories in Asia-Pacific and South America are the foundation for future growth, as we continue to focus on our global integration and strategies. Our improved results this year indicate the strength of this foundation. Solid revenue growth and improved profitability are signals that our products meet the needs of farmers and ranchers within our current footprint. We are confident that we can realize global synergies as we expand into new growing regions around the world.”

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Mr. Lai continued, “During the year we re-organized the business to focus on key product categories that we intend to offer globally over time. Each segment demonstrated revenue growth and greatly improved operating profit. Within each segment, we grew by focusing on better meeting customer needs, developing new value-added technologies, and nurturing a passionate and technically sound team with global vision and execution capabilities. These timeless business values define Agria and will be the basis of our success for years to come.”

Business Highlights

The Company experienced growth across all business segments during the fiscal year ended June 30, 2014. Seed and Grain revenue grew 3% with operating profit up 22%. Crop Protection, Nutrients and Merchandise revenue grew 14% with operating profit up 22%. Rural Services revenue grew 12% with operating profit up 34%.

The following table summarizes the results of business segments for the fiscal year ended June 30, 2014.

	Revenue		Operating Profit
	2014	2013	2014	2013
	US$’000	US$’000	US$’000	US$’000
Seed & Grain	384,930	375,096	23,523	19,226
Crop Protection, Nutrients & Merchandise	406,327	357,315	23,185	18,977
Rural Services	232,314	207,783	21,794	16,243
Corporate	-	-	(33,850)	(33,069)
Total	1,023,571	940,194	34,652	21,377

Seed and Grain

Seed and Grain generated revenue of $384.9 million and operating profit of $23.5 million in fiscal year 2014, representing year-over-year increases of 3% and 22% respectively. This segment contributed 37% to consolidated revenue. Revenue growth was driven by a 27% increase in grain sales and a 17% increase in revenue from seeds in New Zealand. Favorable trading conditions in New Zealand resulted in a greater volume sold of proprietary grasses, maize, and CleancropTM Brassica system. In Australia, a higher volume of proprietary products was sold. The higher volumes combined with revised discounts and rebate programs resulted in greater overall profitability.

Crop Protection, Nutrients, and Merchandise

Crop Protection, Nutrients and Merchandise generated revenue of $406.3 million and operating profit of $23.2 million, representing year-over-year increases of 14% and 22% respectively. This segment contributed 40% to consolidated revenue. Improved performance resulted from initiatives to develop better technical expertise and customer service skills within the sales force, combined with enhancements to logistics systems.

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Strong sales growth also reflected higher confidence in the dairy sector, increased investment by farmers in fruit production, and market share growth in key value-added categories related to agronomy inputs, in particular agricultural chemicals and fertilizers.

Rural Services

Rural services generated revenue of $232.3 million and operating profit of $21.8 million, representing year-over-year increases of 12% and 34% respectively. This segment contributed 23% to consolidated revenue.

Due to the completion of the Vietnam export contract last year, Livestock revenue decreased by 20% to $63.8 million. Despite a decline in the volume of sheep sold, average unit price increased from the previous year. The Company increased its dairy market share, a result of ongoing efforts to improve the quality and capacity of the livestock representative force. Finally, cattle and dairy prices on average were higher than the previous year, and remained firm throughout the year. This mix of impacts netted out to increased Livestock operating profit.

Other sectors in Rural Services with notable revenue growth include Irrigation and Pumping (up 44%), Wool (up 31%), and Real Estate (up 27%).

Irrigation and Pumping operating profit grew by 34%. The Company expanded its presence across all of New Zealand via the acquisition of a complementary irrigation and pumping business. Results were also enhanced by strong demand created by wind damage experienced by many clients in New Zealand’s Canterbury region.

Real Estate experienced an exceptionally good year with operating profit up 187%, due mainly to successful transactions for a number of large farms and a farm portfolio. Activity was driven by strength in the dairy sector. Agria’s agent force expanded during the year, and demonstrated better productivity due to improved knowledge and experience.

Higher revenue from Wool was driven by strong growth in export sales and higher wool price.

New Reporting Conventions Reflect Global Operations

With this report, Agria Corporation changed the presentation currency of its consolidated financial statements from Chinese Renminbi (“RMB”) to the U.S. dollar. The Company believes that the U.S. dollar is more appropriate than the Chinese RMB for presenting its performance and financial position, due to the global nature of its operations, the worldwide recognition of the U.S. dollar, and the greater ease in making direct comparisons with industry peers and other US-listed companies. Agria has evolved from a China-based company into a group with global reach. The Company has a presence in various countries including New Zealand, Australia, Uruguay, Brazil and Argentina, as well as exposure to customers in 47 countries across every continent through its international trading and seed multiplication businesses.

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The consolidated financial statements of the Company for the fiscal years ended June 30, 2013 and 2014 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Conference Call

Agria will discuss its financial results and outlook in a conference call on September 11, 2014 at 8:00 a.m. Eastern Time/8:00 p.m. Beijing time. The call will be hosted by Mr. Patrick Tsang, Chief Financial Officer, and Mr. Kean Seng U, Head of Corporate and Legal Affairs. Investors interested in participating in the live call should dial +1 (913) 312-0982 and enter passcode 8392933. A simultaneous live webcast will be available on the Company’s website at www.agriacorp.com. A replay of the call will be available either via telephone or webcast until September 18, 2014. The telephone replay can be accessed by dialing +1 (858) 384-5517 and entering passcode 8392933. The webcast replay can be accessed in the Investor Center on the Company’s website.

About Agria Corporation

Agria (NYSE: GRO) is a global agricultural company with three principal business segments: Seed and Grain; Crop Protection, Nutrients and Merchandise; and Rural Services. The Seed and Grain segment is engaged in research and development, production and sale of a broad range of seed products and trading of seed and grain products globally. The Crop Protection, Nutrients and Merchandise segment operates an extensive chain of retail stores that supply farm input materials. The Rural Services segment provides livestock trading, wool trading, irrigation and pumping, real estate agency and other agriservices. For more information about Agria Corporation, please visit www.agriacorp.com.

Safe Harbor Statement:

This announcement contains forward-looking statements. These statements, including the management’s commentary, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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Contact:

Agria Corporation

Patrick Tsang

Chief Financial Officer

+852 2748-9390

patrick.tsang@agriacorp.com

ICR, LLC

Gary Dvorchak, CFA

Senior Vice President

China: +86 (10) 6583-7500

US: +1 (310) 954-1123

gary.dvorchak@icrinc.com

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CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(UNAUDITED)

(In conformity with IFRS as issued by IASB)	For the year ended June 30,
	2014	2013
	US$’000	US$’000

Revenue	1,023,571	940,194
Cost of sales	(764,995)	(700,377)
Gross profit	258,576	239,817
Other income	237	1,032
Operating expenses	(224,161)	(219,472)
Operating profit	34,652	21,377
Equity accounted earnings of associates	2,094	(112)
Impairment loss on goodwill	-	(140,837)
Provision for impairment of land use rights and non-current prepayments	-	(56,968)
Provision for impairment of investment under equity method	-	(2,072)
Non-operating items	4,750	(2,346)
Fair value adjustments	1,089	(1,531)
Profit before interest and tax	42,585	(182,489)
Net interest and finance costs	(9,285)	(12,385)
Profit before tax	33,300	(194,874)
Income tax	(7,153)	(4,520)
Profit for the year	26,147	(199,394)

Attributable to:
Equity holders of the Company	5,896	(137,166)
Non-controlling interests	20,251	(62,228)
	26,147	(199,394)
Earnings/(loss) per ordinary share (US$)
Basic	0.05	(1.24)
Diluted	0.05	(1.24)

No. of ordinary shares outstanding	110,766,600	110,766,600

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CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(UNAUDITED)

(In conformity with IFRS as issued by IASB)	As at June 30,
	2014	2013
	US$’000	US$’000
ASSETS
Current assets:
Cash and cash equivalents	13,958	43,342
Restricted cash	-	37,457
Accounts receivable, prepayments and other current assets	223,274	199,497
Inventories and biological assets	217,607	198,723
Total current assets	454,839	479,019

Non-current assets:
Property, plant and equipment, net	104,603	71,246
Intangible assets	7,348	7,077
Goodwill	3,278	3,264
Other non-current assets	23,314	22,641
Deferred tax asset	9,658	7,283
Total non-current assets	148,201	111,511
Total assets	603,040	590,530

LIABILITIES AND EQUITY
Current liabilities:
Short-term bank borrowings and current portion of long-term bank borrowings	38,864	93,043
Accounts payable, accrued expenses and other liabilities	226,855	196,157
Total current liabilities	265,719	289,200

Non-current liabilities:
Long-term bank borrowing, net of current portion	79,142	76,724
Other long-term liabilities	42,367	45,697
Total non-current liabilities	121,509	122,421
Total liabilities	387,228	411,621

Equity:
Equity of the Company	75,286	63,347
Non-controlling interests	140,526	115,562
Total equity	215,812	178,909
Total liabilities and equity	603,040	590,530

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Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is completed on our year-end financial statements, which could result in significant differences from this unaudited financial information.

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